SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 5 November 2021

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Board Updates dated 1 November 2021
99.2	Total Voting Rights dated 1 November 2021
99.3	Holding(s) in Company dated 3 November 2021

Exhibit No: 99.1

1 November 2021
InterContinental Hotels Group PLC
Board Updates

InterContinental Hotels Group ("IHG") [LON:IHG, NYSE:IHG (ADRs)] today announces:

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The retirement from its Board of Dale Morrison, Senior Independent Non-Executive Director, effective 31 December 2021.

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The appointment of Non-Executive Director Graham Allan as Senior Independent Non-Executive Director, effective 1 January 2022.

These changes reflect IHG's ongoing commitment to succession planning and to ensure that the Board continues to reflect the best range of talent, skills and relevant experience.

Dale Morrison was appointed to the IHG Board as Non-Executive Director in 2011 and became Senior Independent Non-Executive Director in 2014. He currently serves on the Audit, Nomination and Remuneration Committees.

Patrick Cescau, Non-Executive Chair, IHG, commented: "I'd like to recognise the immense contribution Dale has made to the IHG Board. He is a wise and respected counsellor and his dedicated service as Senior Independent Non-Executive Director has been fundamental to the successful operation of the Board. I am grateful for the strong working relationship I have built with Dale during his tenure, and I wish him every success for the future."

Graham Allan joined the IHG Board as Non-Executive Director in 2020. He was Group Chief Executive of Dairy Farm International Holdings Ltd from 2012-2017, a leading Asian retailer headquartered in Hong Kong. He previously served in several senior positions at PepsiCo/Yum Brands from 1992-2012, assuming the role of President of Yum Restaurants International in 2003.

Graham currently serves on the Audit and Remuneration Committees of the IHG Board, and will join the Nomination Committee, effective 1 January 2022.

Patrick Cescau, Non-Executive Chair, IHG, commented: "Graham's appointment as Senior Independent Non-Executive Director recognises the valuable contribution he has made to the IHG Board. His significant strategic expertise combined with decades of experience in senior Board positions and global businesses make him a strong successor to Dale and will ensure a smooth transition upon Dale's retirement. I would like to congratulate Graham on his appointment."

ENDS

For further information, please contact:
Investor Relations (Stuart Ford; Rakesh Patel)	+44 (0)7527 419 431	+44 (0)1895 512 176
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)7527 424 046	+44 (0)1895 512 097

Notes to editors

Dale Morrison biography

Appointed to the IHG Board
1 June 2011

Committee Membership
Audit, Nomination and Remuneration Committees

Skills and experience
Dale is a founding partner of TriPointe Capital Partners, and subsequently Twin Ridge Capital, both private equity firms. Dale was previously President and Chief Executive Officer of McCain Foods Limited and President and Chief Executive Officer of Campbell Soup Company and Non-Executive Chair of Marlin 1 (holding company for Young's Seafood International Holdings Ltd,)

Board contribution
Dale has over 10 years' experience in sales and marketing positions, and over 25 years' experience in general management, having held senior positions in the branded foods sector. Dale's role as Senior Independent Non-Executive Director is fundamental to the successful operation of the Board.

Other appointments
Dale serves on the Board of International Flavors & Fragrances Inc and is Chairman of Twin Ridge Capital Acquisition Company.

Graham Allan biography

Appointed to the IHG Board
1 September 2020

Committee Membership
Audit and Remuneration Committees

Skills and experience
Graham was Group Chief Executive of Dairy Farm International Holdings Ltd from 2012-2017, a leading Asian retailer headquartered in Hong Kong. He previously served in several senior positions at PepsiCo/Yum Brands from 1992-2012, assuming the role of President of Yum Restaurants International in 2003. Prior to his tenure at Yum Restaurants, he worked as a consultant including at McKinsey & Co Inc.

Board contribution
Graham brings to the Board more than 40 years of strategic, commercial and brand experience within consumer-focused businesses across multiple geographies.

Other appointments
Graham is Senior Independent Non-Executive Director at Intertek plc and Independent Non-Executive Director of Associated British Foods plc. He also serves as a director of private companies as Chairman of Bata Footwear and Director of Americana Foods.

About IHG Hotels & Resorts
IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 17 hotel brands and IHG Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,000 open hotels in more than 100 countries, and a further 1,800 in the development pipeline.

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Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
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Premium: voco Hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
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Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
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Suites: Atwell Suites, Staybridge Suites,  Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 350,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG Rewards. For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

Exhibit No: 99.2

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 31 October 2021, its issued share capital consists of 187,717,720 ordinary shares of 20 340/399 pence each, of which 4,501,408 ordinary shares are held in treasury. Therefore, the total number of voting rights in the Company is 183,216,312.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
General Counsel & Company Secretary

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

Exhibit No: 99.3

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BHJYC057

Issuer Name
INTERCONTINENTAL HOTELS GROUP PLC

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
Royal Bank of Canada

City of registered office (if applicable)

Country of registered office (if applicable)
CA

4. Details of the shareholder

Name	City of registered office	Country of registered office
RBC Phillips, Hager & North Investment Counsel Inc.	Toronto	Canada
RBC Private Counsel (USA) Inc.	Toronto	Canada
RBC Global Asset Management Inc.	Toronto	Canada
Royal Trust Corporation of Canada	Toronto	Canada

5. Date on which the threshold was crossed or reached
01-Nov-2021

6. Date on which Issuer notified
03-Nov-2021

7. Total positions of person(s) subject to the notification obligation

..	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	5.020000	0.000000	5.020000	9189549
Position of previous notification (if applicable)	4.930000	0.000000	4.930000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BHJYC057	9067448		4.950000
US45857P8068	122101		0.070000
Sub Total 8.A	9189549		5.020000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation
2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Royal Bank of Canada	RBC Global Asset Management Inc.	4.930000		4.930000%
Royal Bank of Canada	RBC Phillips, Hager & North Investment Counsel Inc.
Royal Bank of Canada	RBC Private Counsel (USA) Inc.
Royal Bank of Canada	Royal Trust Corporation of Canada
Royal Bank of Canada		5.020000		5.020000%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion
03-Nov-2021

13. Place Of Completion
Toronto, Canada

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	5 November 2021